September 30, 2009

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20548

Re:

Silverhill Management Services, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated September 1, 2009 and is being sent to you concurrently with the filing of Amendment No. 1 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 1 and a “clean” copy of Amendment No. 1 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter. The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1.

 We have revised the Registration Statement to make consistent the number of shares covered thereby.

2.

We have revised the Registration Statement to delete the reference to the amount of consideration received by the issuer.

3.

We have revised the Registration Statement in accordance with your comment by deleting the references to “another market”.

4.

We have revised the Registration Statement by highlighting the risk factors cross-reference.

5.

We have revised the Registration Statement in accordance with your comment.

6.

We have revised the Registration Statement in accordance with your comment.

7.

We have revised the Registration Statement by adding this additional risk factor.

8.

We have revised the Registration Statement by indicating that the only other officer also works on a part-time basis and by indicating the amount of time that these officers devote to the business.

9.

We have revised this risk factor in an effort to make the language consistent with Instruction 1 to Regulation S-K Item 308.

10.

We have revised the Registration Statement by explaining how the lack of employees could negatively impact the Company’s efforts in connection with Sarbanes-Oxley reporting.

11.

We have revised the Registration Statement in accordance with your comment by deleting the second sentence, which sentence is unnecessary.

12.

We have sought to clarify our position that the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i) by virtue of the fact that the Ms. Lussier has entered into a lockup agreement with Company pursuant to which she has agreed that she will not sell more than 5,000 shares per calendar quarter.

13.

We have revised the Registration Statement in accordance with your comment by describing the duration of the services described in the Registration Statement. We also note that the private placement has been completed.

14.

We have revised the Selling Shareholders Table in accordance with your comment.

15.

We have revised the Selling Shareholders Table in accordance with your comment.

16.

We have revised the Registration Statement in accordance with your comment.

17.

We have revised the Registration Statement in accordance with your comment by deleting the references to the external sources.

18.

We have revised the Registration Statement in accordance with your comment by clarifying that we would qualify for a “manual exemption” buy obtaining a listing in the Standard and Poor’s Corporate Records.

19.

We have revised the Registration Statement to indicate the requirements of obtaining a listing in the Standard and Poor’s Corporate Records.

20.

We have revised the Registration Statement to clarify that the rule summarized by this first sentence is Rule 10b-6.

21.

We have revised the Registration Statement in accordance with your comment.

22.

We have revised the Registration Statement in accordance with your comment.

23.

We have revised the Registration Statement in accordance with your comment. The telephone number and address of Financial Advisors Network is as follows:

600 West Cumming Park, Suite 3050, Woburn, MA 01801; Phone: (800) 577-6399

The telephone number and address of Steele Consulting is as follows:

23825 Stuart Ranch Road, Malibu, CA 90265; Phone: (310) 968-4213

Each of Financial Advisors Network and Steele Consulting is a small business with fewer than 10 employees.

24.

We have revised the Registration Statement by describing the responsibilities of Ms. Lussier’s employment as an Executive Assistant.

25.

We have revised the Registration Statement by supplying the additional detail related to Mr. Steele’s biography and by deleting some information that we decided was irrelevant.

26.

The CMI clients listed in the Registration Statement were the clients that bought systems integration contracts that Mr. Steele managed that generated the highest amounts of revenue.

27.

We have revised the Registration Statement in accordance with your comment.

28.

We have deleted the description regarding the rights of holders of Nasdaq-listed shares.

29.

We have determined that the reference to the Delaware Revised Statutes as it relates to dissenters’ rights is incorrect. We have made the determination that this disclosure is not necessary to the Registration Statement and have deleted the section entirely.

30.

We have corrected the information contained in the Registration Section as it relates to inspection rights under Delaware Law.

31.

We have revised the Registration Statement in accordance with your comment.

32.

We have revised the Registration Statement in accordance with your comment.

33.

We have revised the Registration Statement by adding citations and references for the various facts presented in the Business Summary. We believe that the data is reasonably recent and therefore accurate. The Company did not pay for the compilation of the data (other than legal fees), and the data was available in public locations such as newspapers, periodicals and industry trade groups. The data was prepared for use in the Registration Statement. We believe that we have engaged in the fair use of the data and that the explicit consent of the authors is not necessary for the use of such data.

34.

We have revised the Registration Statement in accordance with your comment.

35.

We have added additional information to the Registration Statement in an effort to better describe how the Company intends to compete against other firms.

36.

We have revised the Registration Statement to provide additional information related to liquidity, capital resources, results of operations and off-balance sheet arrangements.

37.

We have corrected the cross-reference to read “Risk Factors”.

38.

We have revised the Registration Statement in accordance with your comment.

39.

We have revised the Registration Statement in accordance with your comment to include the correct columns and headings required by Item 402(n).

40.

We have revised the Registration Statement in accordance with your comment to include the stock issuances in the Executive Compensation table.

41.

We have revised the Registration Statement in accordance with your comment.

42.

We have corrected this error in the present drat of the Registration Statement. We will include the financial statements within the body of the prospectus.

43.

We deleted the last two sentences of the third paragraph.

44.

We deleted the references to other documents and agreements.

45.

We have included updated accountants’ consents with Amendment Number 1.

46.

We have revised the Registration Statement in accordance with your comment.

47.

We deleted the mistaken reference to Energy West. The Company has no relationship with Energy West.

48.

We have revised the Registration Statement in order to describe the issuance of shares to Mr. Steele in Item 15.

49.

The undertakings have been revised in accordance with your comments.

50.

We have revised the Registration Statement in accordance with your comment.

51.

We have revised the Registration Statement in accordance with your comment.

52.

We have provided the updated opinion of counsel.

We hope that the information provided in this letter and set forth in Amendment No. 1 adequately address the comments in your letter. Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson

Enclosures

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